Lauren B. Prevost 404-504-7744 lbp@mmmlaw.com www.mmmlaw.com

March 14, 2014

VIA EDGAR

Securities and Exchange Commission

Main Filing Desk

100 F Street, N.E.

Washington, D.C. 20002

Re:	Cole Credit Property Trust V, Inc.
Request for Acceleration
File No. 333-189891

Ladies and Gentlemen:

On behalf of Cole Credit Property Trust V, Inc. (the “Company”), enclosed for filing is the Company’s request pursuant to Rule 461 promulgated by the Commission under the Securities Act of 1933, as amended (the “Act”), for the acceleration of the effectiveness of its Registration Statement on Form S-11 (File No. 333-189891) under the Act to immediate effectiveness on March 17, 2014 at 10:00 a.m. Eastern Daylight Time or as soon thereafter as is practicable.

If you have any questions, please do not hesitate to contact the undersigned at (404) 504-7744.

Sincerely, MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost
Lauren B. Prevost

cc: D. Kirk McAllaster, Jr.

Phone: 404.233.7000 | www.mmmlaw.com

1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326

Atlanta   •   Beijing   •   Raleigh-Durham   •   Savannah   •   Taipei   •   Washington, DC

Cole Credit Property Trust V, Inc.

2325 East Camelback Road, Suite 1100

Phoenix, Arizona 85016

March 14, 2014

VIA EDGAR

Securities and Exchange Commission

Main Filing Desk

100 F Street, N.E.

Washington, D.C. 20002

Re:	Cole Credit Property Trust V, Inc.
Request for Acceleration
File No. 333-189891

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), Cole Credit Property Trust V, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-11 (File No. 333-189891) (the “Registration Statement”) to immediate effectiveness on March 17, 2014 at 10:00 a.m. Eastern Daylight Time or as soon thereafter as is practicable.

The Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (602) 778-8700.

Sincerely, Cole Credit Property Trust V, Inc.

/s/ D. Kirk McAllaster, Jr.
D. Kirk McAllaster, Jr.

cc: Lauren B. Prevost, Esq.